THE LGL GROUP, INC.
2525 Shader Road
Orlando, FL 32804

                               November 3, 2010

VIA EDGAR AND FACSIMILE

Martin James
Acting Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The LGL Group, Inc.
Registration Statement on Form S-3
(Registration Number 333-169540)

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the above-referenced Registration Statement to Thursday, November 4, 2010 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, David J. Adler, Esq., of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

The Registrant hereby acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

THE LGL GROUP, INC.

By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton
Chief Accounting Officer